UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42688

707 Cayman Holdings Limited

(Exact name of registrant as specified in its charter)

5/F, AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon

Hong Kong

+(852) 3471 8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

David Ficksman, Esq.

R. Joilene Wood, Esq.

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, CA 90067-2367

Tel: (310) 553-4441

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒
Form 40-F	☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Entering into Memorandum of Understanding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on August 13, 2025.

707 Cayman Holdings Limited

By:	/s/ Cheung Lui
Name:	Cheung Lui
Title:	Chief Executive Officer and Executive Director